                                   FORM 11-K

                              [x] ANNUAL REPORTS
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999


                                      OR


                             [_] TRANSITION REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from ____________ to _____________

Commission file number 1-1153


                          NEWMONT MINING CORPORATION
              RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES
              --------------------------------------------------
                               (Title of Plans)

                          NEWMONT MINING CORPORATION
                          --------------------------
                            (Issuer of Securities)

                 1700 Lincoln Street, Denver, Colorado  80203
                 --------------------------------------------
                         (Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

Financial Statements And Supplemental Schedule
As Of December 31, 1999 and 1998

Together With Report Of Independent Public Accountants

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                       ---------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------



                                                              Page(s)
                                                              -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                         1
----------------------------------------

FINANCIAL STATEMENTS:
---------------------
  Statements of Net Assets Available for Benefits
    as of December 31, 1999 and 1998                             2

  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 1999                3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE        4-9
-------------------------------------------------------

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
-----------------------------------------
  Schedule I--Schedule of Assets Held for
    Investment Purposes as of December 31, 1999                 10

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Administration Committee of the Newmont Retirement Savings Plan for Hourly-Rated Employees:

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Denver, Colorado,                                       /s/ ARTHUR ANDERSEN LLP
   June 26, 2000.

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                       AS OF DECEMBER 31, 1999 AND 1998
                       --------------------------------



                                                      1999             1998
                                                  -----------      -----------

INVESTMENTS, at fair value (Notes 1 and 2):
  Registered investment companies/mutual funds    $32,817,951      $28,196,821
  Employer stock fund                               2,721,545        1,195,698
  Participant loans                                 3,849,704        3,537,400
                                                  -----------      -----------
        Total investments                          39,389,200       32,929,919
                                                  -----------      -----------
RECEIVABLES:
  Participant contributions                           131,166          129,815
  Employer contributions                              177,243           62,072
                                                  -----------      -----------
        Total receivables                             308,409          191,887
                                                  -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $39,697,609      $33,121,806
                                                  ===========      ===========

       The accompanying notes are an integral part of these statements.

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------


ADDITIONS:
 Investment income-
    Interest and dividends                                                      $ 1,637,114
    Net appreciation in the fair value of investments (Notes 1 and 2)             4,734,917
                                                                                -----------
      Total investment income                                                     6,372,031
                                                                                -----------
 Contributions-
    Employer                                                                      1,538,772
    Participant                                                                   3,423,429
    Rollover                                                                         70,926
                                                                                -----------
      Total contributions                                                         5,033,127
                                                                                -----------
      Total additions                                                            11,405,158
                                                                                -----------
DEDUCTIONS:
 Payment of benefits                                                              4,824,419
 Administrative expenses and other                                                    4,936
                                                                                -----------
      Total deductions                                                            4,829,355
                                                                                -----------
      Net increase                                                                6,575,803
                                                                                -----------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                               33,121,806
                                                                                -----------
 End of year                                                                    $39,697,609
                                                                                ===========

        The accompanying notes are an integral part of this statement.

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            -------------------------------------------------------

                          DECEMBER 31, 1999 AND 1998
                          --------------------------



1. DESCRIPTION OF PLAN:
   --------------------

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the "Plan") (formerly known as Newmont Gold Company Hourly Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan was established on October 1, 1991 by Newmont Mining Corporation (the "Company") for the benefit of all eligible employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Trust
-----

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. ("Vanguard" or "Trustee").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions
-----------------------------

Full time employees are eligible to participate in the Plan after 45 days of work. Part time employees are eligible to participate in the Plan after one year of eligibility service, as defined by the Plan document. Participants may elect to contribute to the Plan up to 15% of their Plan eligible compensation, to a maximum of $10,000 on a pre-tax basis for the 1999 Plan year. Participants' contributions are matched 100% by the Company, not to exceed 5% of all regular compensation. Effective January 1, 1999, the Company match was made in Company common stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participants' contributions and the Company's matching contributions.

Vesting
-------

Participants are fully vested in their contributions. Participants are vested in Company contributions 20% for each year of service, up to a maximum of 100% after four years of service. Additionally, participants may become fully vested in the matching Company contributions upon death, disability, retirement, change in Company control or termination of the Plan.

Forfeited non-vested account balances are applied to future Company matching contributions. During 1999, no contributions were reduced as a result of these forfeitures. At December 31, 1999 and 1998, forfeited non-vested accounts totaled $251,619 and $196,149, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

Participant Accounts
--------------------

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching and retirement contributions, and an allocation of plan earnings calculated daily based on participant account balances.

Payment of Benefits
-------------------

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance. Hardship withdrawals are also allowed if certain criteria are met.

Investments
-----------

Participants may invest their contributions and their corresponding Company matching contributions in the following investment funds:

     . AIM Constellation Fund, Class A - Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small to mid-size emerging-growth companies.

     . Templeton Developing Markets Trust - Class I - Seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity securities of developing markets issuers. It maintains investments in at least three developing markets.

     . Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     . Vanguard Extended Market Index Fund - Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity index, an unmanaged index made up mostly of mid and small-capitalization companies.

     . Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     . Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25% - 50% stocks, 50% - 75% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65% - 90% stocks, 10% - 35% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Income Fund - Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5% - 30% stocks, 70% - 95% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45% -70% stocks, 30% - 55% bonds, and 0% - 25% cash investments.

     . Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     . Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

     . Vanguard U.S. Growth Fund - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

     . Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     . Vanguard Windsor II Funds - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

     . Newmont Stock Fund - Invests in the common stock of the Newmont Mining Corporation. Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 1999 and 1998 is as follows:

                                                         1999                          1998
                                              ---------------------------   --------------------------
                                                 Number                       Number
                                                  of           Market           of           Market
                                                Shares         Value         Shares          Value
                                              -----------   -------------   ----------    ------------
AIM Constellation Fund, Class A                 143,172     $ 5,799,909       144,888     $ 4,421,974
Vanguard 500 Index Fund                          86,498      11,705,760        88,970      10,138,146
Vanguard LifeStrategy Moderate Growth Fund      199,770       3,631,810       203,360       3,428,657
Vanguard Prime Money Market Fund              5,456,342       5,456,342     4,881,300       4,881,300
Newmont Stock Fund                              111,083       2,721,545             *               *

*Did not exceed 5% as of the respective date

During 1999, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

          Registered investment companies/mutual funds  $3,991,858
          Employer stock fund                              743,059
                                                        ----------
                                                        $4,734,917
                                                        ==========

Loans
-----

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement
----------------------------

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement that a defined contribution plan disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed investment program disclosures in order to conform to the current year presentation.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 1999 and 1998. Cash equivalents and participant loans are stated at cost which approximates fair value.

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
-------------------

Benefit payments are recorded when paid.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year-end, were approximately $78,000 and $357,000 at December 31, 1999 and 1998, respectively.

Administrative Fees
-------------------

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3. PLAN TERMINATION:
   -----------------

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan ("full termination") subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants ("partial termination") or (c) a partial discontinuance of contributions, the unvested portion of Company matching contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.

4. TAX STATUS:
   -----------

A favorable determination letter dated December 4, 1996, has been received from the Internal Revenue Service stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator and outside legal counsel believe that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance with such requirements.

5. RELATED PARTY TRANSACTIONS:
   ---------------------------

Plan assets are invested in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules. Certain plan assets are also invested in shares of Newmont Mining Corporation, the parent of the Plan sponsor.

6. RISKS AND UNCERTAINTIES:
   ------------------------

The Plan provides for various investment options in registered investment companies/mutual funds and employer stock. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risks associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

At December 31, 1999 and 1998, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in mutual funds, which under the trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options and are valued at their quoted daily settlement prices. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1999 were immaterial.

7. POTENTIAL PARTIAL TERMINATION:
   ------------------------------

As a result of recent workforce reductions, there has been a decrease in the number of Plan participants. The Company is consulting with its legal counsel in order to determine whether or not a partial plan termination may have occurred. If a partial termination has occurred, affected Participants will become fully vested as discussed in Note 3.

8. SUBSEQUENT EVENT:
   ----------------

In June 2000, the Company and Battle Mountain Gold Company ("Battle Mountain") entered into a merger agreement which provides, among other things, that Battle Mountain will merge with and become a wholly-owned subsidiary of the Company. The transaction is expected to be complete this Fall, following customary regulatory approvals and approval by Battle Mountain shareholders. The effect this will have on the Plan has not yet been determined.

                                                                      SCHEDULE I


                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                               EIN # 13-2526632
                               ----------------

                       FORM 5500 - SCHEDULE H - ITEM 4i
                       --------------------------------


                                                                                           Number
                                                                                             of
                                                                                          Shares or
Identity of Issue, Borrower,                                                              Principal        Current
Lessor or Similar Party                          Description of Investment                  Value           Value
---------------------------------    ---------------------------------------------    ----------------  --------------
  Vanguard Fiduciary                  Registered Investment Companies/
    Trust Company:                        Mutual Funds:
                                           AIM Constellation Fund, Class A                   143,172    $ 5,799,909
                                           Templeton Developing Markets
                                             Trust- Class I                                    8,504        132,746
                                           *Vanguard 500 Index Fund                           86,498     11,705,760
                                           *Vanguard Extended Market Index Fund                5,791        214,682
                                           *Vanguard International Growth Fund                53,704      1,207,805
                                           *Vanguard LifeStrategy Conservative
                                             Growth Fund                                     103,149      1,557,553
                                           *Vanguard LifeStrategy Growth Fund                 79,558      1,703,338
                                           *Vanguard LifeStrategy Income Fund                 47,235        605,555
                                           *Vanguard LifeStrategy Moderate
                                             Growth Fund                                     199,770      3,631,810
                                           *Vanguard Prime Money Market Fund               5,456,342      5,456,342
                                           *Vanguard Total Bond Market Index Fund             38,752        370,474
                                           *Vanguard U.S. Growth Fund                          8,821        383,991
                                           *Vanguard Wellington Fund                             682         19,081
                                           *Vanguard Windsor II Fund                           1,158         28,905
                                                                                                        -----------
                                                                                                         32,817,951
                                      Employer Stock Fund:
                                        *Newmont Stock                                       111,083      2,721,545

                                      Participant Loans (a)
                                        Interest rates ranging from 6.99% - 10.00%         3,849,704      3,849,704
                                                                                                        -----------
                                                                                                        $39,389,200
                                                                                                        ===========

* Represents a party-in-interest (Note 5).

(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.


         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              NEWMONT MINING CORPORATION
                              RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES



                              By:   /s/ Orlando Esquibel
                                 -----------------------
                                    Orlando Esquibel
                                    Administration Committee Member


Dated:  June 28,2000          By:   /s/ Timothy J. Schmitt
      ______________             --------------------------
                                    Timothy J. Schmitt
                                    Vice President, Secretary and
                                    Assistant General Counsel

                                 EXHIBIT INDEX
                                 -------------


          Exhibit No.                             Exhibit
          ----------                              -------

              23                        Consent of Arthur Andersen LLP